UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

New Fortress Energy Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

644393100
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644393100	Page 2
1	NAMES OF REPORTING PERSONS
Stonepeak Infrastructure Fund II Cayman (G) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,571,952

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,571,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 644393100	Page 3
1	NAMES OF REPORTING PERSONS
Stonepeak Golar Power Holdings (Delaware) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,571,952

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,571,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 644393100	Page 4
1	NAMES OF REPORTING PERSONS
Stonepeak Infrastructure Fund II Cayman LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,571,952

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,571,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 644393100	Page 5
1	NAMES OF REPORTING PERSONS
Stonepeak Infrastructure Fund II Cayman Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,571,952

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,571,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 644393100	Page 6
1	NAMES OF REPORTING PERSONS
MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,571,952

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,571,952

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,571,952

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 644393100	Page 7
Item 1(a).	Name of Issuer:

New Fortress Energy Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

111 W. 19th Street, 8th Floor
New York, New York, 10011

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Stonepeak Infrastructure Fund II Cayman (G) Ltd.;
(ii)	Stonepeak Golar Power Holdings (Delaware) LP;
(iii)	Stonepeak Infrastructure Fund II Cayman LP;
(iv)	Stonepeak Infrastructure Fund II Cayman Ltd.; and
(v)	Michael Dorrell (“Mr. Dorrell”)

This Statement relates to Common Stock (as defined herein) held for the account of Stonepeak Infrastructure Fund II Cayman (G) Ltd. Stonepeak Golar Power Holdings (Delaware) LP is the sole shareholder of Stonepeak Infrastructure Fund II Cayman (G) Ltd.  The general partner of Stonepeak Golar Power Holding (Delaware) LP is Stonepeak Infrastructure Fund II Cayman LP. The general partner of Stonepeak Infrastructure Fund II Cayman LP is Stonepeak Infrastructure Fund II Cayman Ltd., whose managing shareholder is Michael Dorrell.  Accordingly, each of Stonepeak Golar Power Holdings (Delaware) LP, Stonepeak Infrastructure Fund II Cayman LP, Stonepeak Infrastructure Fund II Cayman Ltd. and Mr. Dorrell may be deemed to indirectly beneficially own the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th Street, 48th Floor, New York, NY 10001.

Item 2(c).	Citizenship:

Each of Stonepeak Infrastructure Fund II Cayman (G) Ltd. and Stonepeak Infrastructure Fund II Cayman Ltd. is a Cayman Islands exempted company.  Stonepeak Infrastructure Fund II Cayman LP is a Cayman Islands exempted limited partnership.  Stonepeak Golar Power Holdings (Delaware) LP is a Delaware limited partnership.  Mr. Dorrell is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

644393100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 644393100	Page 8
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 5,571,952 shares of Common Stock.

Item 4(b)	Percent of Class:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of approximately 2.7% of the shares of Common Stock outstanding. This calculation is based on 206,863,242 shares of Common Stock outstanding as of October 29, 2021 based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2021.

Item 4(c)	Number of Shares as to which such person has:

Each Reporting Person:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,571,952
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,571,952

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK INFRASTRUCTURE FUND II CAYMAN (G) LTD.
By: Stonepeak Golar Power Holdings (Delaware) LP, its sole shareholder
By: Stonepeak Infrastructure Fund II Cayman LP, its general partner
By: Stonepeak Infrastructure Fund II Cayman Ltd., its general partner

By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Shareholder

STONEPEAK GOLAR POWER HOLDINGS (DELAWARE) LP
By: Stonepeak Infrastructure Fund II Cayman LP, its general partner
By: Stonepeak Infrastructure Fund II Cayman Ltd., its general partner

By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Shareholder

STONEPEAK INFRASTRUCTURE FUND II CAYMAN LP
By: Stonepeak Infrastructure Fund II Cayman Ltd., its general partner

By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Shareholder

STONEPEAK INFRASTRUCTURE FUND II CAYMAN LTD.

By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Managing Shareholder

By: /s/ Michael Dorrell
Michael Dorrell

February 10, 2022